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                                                                                                                   Exhibit 99(b)

                                                       Gulf States Utilities Company
                                          Computation of Ratios of Earnings to Fixed Charges and
                                        Ratios of Earnings to Fixed Charges and Preferred Dividends

                                                                               Twelve Months Ended
                                                              -----------------------------------------------------
                                                                                    December 31,                     March 31,
                                                              1989        1990        1991        1992      1993       1994
                                                              ----------------------------------------------------------------
                                                                            (In Thousands, Except for Ratios)
Fixed charges, as defined:
  Interest on long-term debt                                  $231,170   $218,462    $201,335   $197,218   $172,494   $171,804
  Interest on notes payable                                     33,185     24,295       8,446     -          -          -
  Interest on long-term debt - other                            19,495     12,668      19,507     21,155     19,440     19,440
  Other interest                                                13,331     18,380      29,169     26,564     10,561      6,109
  Amortization of expense and premium on debt-net(cr)            2,280      2,192       1,999      3,479      8,104      8,368
  Interest applicable to rentals                                23,244     23,761      24,049     23,759     23,455     21,918

Total fixed charges, as defined                                322,705    299,758     284,505    272,175    234,054    227,639

Preferred dividends, as defined (a)                            241,829    104,484      90,146     69,617     65,299     62,674

Fixed charges and preferred dividends, as defined             $564,534   $404,242    $374,651   $341,792   $299,353   $290,313

Earnings as defined:

Income (loss) from continuing operations before
  extrodinary items and the cumulative effect of
  accounting changes                                           $13,251   ($36,399)   $112,391   $139,413    $69,462    $65,498
  Add:
    Income taxes                                                37,744    (24,216)     48,250     55,860     58,016     58,532
    Fixed charges as above                                     322,705    299,758     284,505    272,175    234,054    227,639

Total earnings, as defined                                    $373,700   $239,143    $445,146   $467,448   $361,532   $351,669

Ratio of earnings to fixed charges, as defined                    1.16       0.80        1.56       1.72       1.54       1.54

Ratio of earnings to fixed charges and
 preferred dividends, as defined                                  0.66       0.59        1.19       1.37       1.21       1.21

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the year ended December 31, 1990, for GSU were not adequate to cover fixed charges by $60.6 million.  Earnings for the years ended December 31, 1990 and 1989, were not adequate adequate to cover fixed charges and preferred and preference dividends by $165.1 million and $190.8 million, respectively.  Earnings in 1990 include a $205 million charge for the settlement of a purchased power dispute.

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